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SEC FILE NUMBER
8-66005

FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KCD FINANCIAL INC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3601 ALLIED STREET SUITE B
(No. and Street)

GREEN BAY (City) WISCONSIN (State) 54304 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOEL BLUMENSCHEIN (Name) (920) 347-3400 (Area Code – Telephone Number) joelb@kcdfinancial.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BRADFORD R DOOLEY & ASSOCIATES
(Name – if individual, state last, first, and middle name)

209 W JACKSON BLVD STE 404 (Address) CHICAGO (City) ILLINOIS (State) 60606 (Zip Code)

MARCH 24, 2009 (Date of Registration with PCAOB)(if applicable) 3429 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PMS

KCD FINANCIAL, INC.

FINANCIAL STATEMENT

PURSUANT TO SEC RULE 17A-5(d)

December 31, 2021

<u>AVAILABLE FOR PUBLIC INSPECTION</u>

OATH OR AFFIRMATION

I, JOEL BLUMENSCHEIN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KCD FINANCIAL INC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 31 day of March, 2022

Notary Public
My Commission Expires 2.19.2025

Signature:

Title:
FINOP

VICKI L BERGER
Notary Public
State of Wisconsin

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE (312) 939-0477 FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of KCD Financial, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KCD Financial, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of KCD Financial, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of KCD Financial, Inc's management. Our responsibility is to express an opinion on KCD Financial, Inc's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KCD Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as KCD Financial, Inc's auditor since 2021.

Bradford R. Dooley & Associates

Chicago, Illinois
March 31, 2022

KCD Financial, Inc.
Statement of Financial Condition
December 31, 2021

Assets

Assets		
	Cash and Cash Equivalents	$602,233
	Clearing Deposit	30,524
	Due from broker	481
	Accounts Receivable - Concessions	314,578
	Fixed Assets (Net of accumulated depreacation of 13,459)	610
	Prepaid Expense	15,983
	Other Assets	2,000
	Right of Use Office lease	82,257
Total Assets		$1,048,666

Liabilities and Shareholders' Equity

Liabilities		
	Accounts Payable and Accrued Expenses	$460,946
	Credit Card	988
	Income tax payable	43,906
	Deferred Revenue	90,295
	Office lease	82,785
Total Liabilities		$678,920
Shareholders' Equity		
	Preferred Stock ($0.001 par value)*	
	Common Stock ($0.001 par value)**	$1
	Additional Paid in Capital	125,306
	Treasury Stock	(11,000)
	Retained Earnings	255,439
	Total Shareholders' Equity	$369,746
	Total Liabilities and Shareholders' Equity	$1,048,666

* 10,000 authorized, 0 outstanding
** 50,000 authorized, 8,384 issued and 8,250 outstanding

The accompanying notes to the financial statement are an integral part of this statement

KCD Financial, Inc.
Green Bay, Wisconsin
Notes to Financial Statement
December 31, 2021

Note 1. Business Activity and Significant Accounting Policies

KCD Financial, Inc. (the "Company") operates a brokerage services firm located in Green Bay, Wisconsin. The Company is a non-holding broker/dealer. The Company is licensed by the Financial Industry National Regulatory Authority, Inc. and is subject to the rules of that association. The Company currently purchases stocks, mutual funds, real estate investments and insurance policies at the request of its clients.

The Company operates under the provisions of Paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Aditionally, the Company operates under additional provisions of Rule 15c3-3 because the Company's other business activities as contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) engages in the sale of private placements on a best-efforts basis, (2) receiving compensation for referring securities transactions to other broker dealers, (3) engages in direct sales of mutual funds, (4) engages in the direct sales of annuities and insurance, (5) provided merger acquisition advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for the customers; and (3) did not carry PAB accounts (as defined by Rule 15c3-3) throughout the most recent fiscal year ending December 31, 2021, without exception.

Significant accounting policies are as follows:

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents:
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Reserves and Custody of Securities: The Company did not hold securities for sale, nor did it hold customer securities at December 31, 2021. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

KCD Financial, Inc.
Green Bay, Wisconsin
Notes to Financial Statement
December 31, 2021

Accounts Receivable – Concessions: Accounts receivable concessions are reported at contract value, less estimates for uncollectible amounts based on experience relative to the population of accounts receivable.

Deferred Revenue: Deferred revenue consists of fees collected from representatives to off-set future operating expenses.

Furniture and Equipment: During the year, no new computer hardware was purchased. Previous purchased items were set to depreciate on a 5-year schedule.

Income Taxes: Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due less any prepayment of estimated taxes. As of December 31, 2021, the company has income and state tax payable of $45,000.

Deferred Income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by valuation allowance to the extent such benefits are not expected to be fully realized.

The Company has adopted FASB ASC 740, which provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance in de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company evaluates tax positions taken on its tax return in accordance with accounting principles generally accepted in the United States of America, which require that tax positions taken be more-likely-than-not to be sustained. Management believes that the Company has no significant unrecognized tax benefit under those criteria. Penalties and interest, if any, assessed by income taxing authorities are included in operating expenses.

For US Federal Income Taxes, the Company is no longer subject to examination for those tax years ending later of 3 years from the current year's tax return due date, or the date that the return was actually filed. For Wisconsin State Income Taxes, the Company is no longer subject to examinations for those years ending the later of 4 years from the current year's tax return due date, or the date that the return was actually filed.

On December 22, 2017 The President signed into law tax reform legislation effective for tax years ending after December 31, 2017 ("the Act"). The Act replaces the prior corporate tax rate structure with a flat 21% rate, effective in 2018. There were many other future impacts of the tax reform such as the repeal of the corporate alternative minimum tax rate, tax loss carryback and carryforward limitations, ect. However, there is no impact to these financial statements other than a reduced federal corporate tax rate.

Note 2. Clearing Deposit

In accordance with the agreement with its clearing broker, Hilltop Securities, Inc. (HSI), the Company is required to maintain cash deposits in the amount of $30,000. The Company is dependent on HSI for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2021 the Company maintained $30,524

Note 3. Net Capital Requirements and Filing Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $ 309,604 which was $259,604 in excess of its required net capital of $50,000. At December 31, 2021, the Company's net capital ratio was 1.93 to 1.

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2021. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 4. Shareholders' Equity

The Board of Directors (Board) of the Company is expressly vested with the authority to divide the Series Preferred Stock (SPS) into one or more series and to fix, determine and state the voting power, dividend, redemption, conversion, and liquidation rights, designations, preferences and relative, participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions thereof in the resolution or resolutions providing for the issuance of such stock adopted by the Board hereto.

Subject to the prior and superior rights of the SPS and on the conditions set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the Board may declare and pay dividends on the Common Stock (CS) from time to time as funds may be legally available. The dividends may be payable in cash, stock, or other property.

Subject to the voting rights, if any, as may be set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of any SPS, the holders of the CS shall be entitled to one vote for each share held at all meetings of the stockholders of the Company. In the event of the liquation, dissolution or winding up of the affairs of the Company and after all payments and distributions shall have been made in full to the holders of the SPS as may have been required under the terms of the resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the remaining assets and funds of the Company shall be distributed among the holders of the CS according to the respective shares.

Common stock consists of 50,000 authorized, 8,384 issued and 8,250 outstanding with a par value of

$0.0001 per share.

Preferred stock consists of 10,000 authorized, and none outstanding with a par value of $0.0001 per share.

No preferred dividends were declared for fiscal year 2021, as no preferred stock outstanding and common dividends were declared in the amount of $4.5 per share for a total payment of $37,125 paid on December 28, 2021.

Note 5. Related Party Transactions

Through common ownership and management, the Company is affiliated with Freedom Securities, Inc. (FSI) who owns 78.7% of common stock shares of the Company. The companies share personnel and other services. The Company did pay a cash dividend during the year to its affiliated company in the amount of $29,250.

Note 6. Operating Lease

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in an operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company leases office space under a lease agreement which expires March 31 2026.

The following is a schedule, by years, of future minimum payments under the new operating lease in effect as of December 31, 2021:

2022	$ 20,225
2023	$ 20,225
2024	$ 20,629
2025	$ 21,042

2026	$ 5,260

Note 7. Commitments and Contingencies

In the normal course of business, the Company may become subject to various claims, litigation, regulatory, and arbitration matters. Currently, the Company is subject to no matters.

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements in unknown, as this would involve future claims and may be made against the Company that have not yet occurred. The Company expects the risk of loss or future obligations under these indemnifications to be remote.

There were no such matters or indemnifications known to the Company as of March 31, 2022.

Note 8. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with two financial institution. The total cash balance of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. On December 31, 2021 The Company held cash in numerous accounts in which none exceeded the balance insured by the FDIC. The Company maintains an account which sweeps to other financial institutions allowing for the balance to be covered under FDIC insurance. The Company monitors such credit risk and has not experienced any losses related to such risks.

Since the Company does not clear its own securities transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing Broker's obligation to comply with rules and regulations of the SEC and FINRA.

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker/dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown. Management believes that

their insurance coverage will be sufficient to pay potential liabilities, if any. However, it is at least reasonably possible that the Company's estimate of these liabilities may change in the near term. Any additional payments by reason of an adverse determination in these matters will be charged to earnings in the period of determination.

Note 10. Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through March 31, 2022, the date financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements.

Note 11. Due from broker

Amounts due from broker at December 31, 2021 consist of cash deposits of $481.